SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*


                        Willis Lease Finance Corporation
                       ----------------------------------
                                (Name of Issuer)


                                  Common Stock
                       ----------------------------------
                         (Title of Class of Securities)


                                   970646 10 5
                       ----------------------------------
                                 (CUSIP Number)






*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                               (Page 1 of 9 Pages)

---------------------------                          ---------------------------
CUSIP No. 970646 10 5                 13G                Page 2 of 9 Pages
---------------------------                          ---------------------------

-------- -----------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              CFW Partners, L.P., a California Limited Partnership ("CFW")

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
              Not Applicable                                           (b)  |X|
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION
              California Limited Partnership
-------- -----------------------------------------------------------------------
                   5     SOLE VOTING POWER
   NUMBER OF                  3,110,657
    SHARES       ------- -------------------------------------------------------
 BENEFICIALLY      6     SHARED VOTING POWER
  OWNED BY                    0
    EACH         ------- -------------------------------------------------------
  REPORTING        7     SOLE DISPOSITIVE POWER
   PERSON                     3,110,657
    WITH         ------- -------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER
                              0
-------- -----------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,110,657
-------- -----------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             |_|
-------- -----------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              60.7%
-------- -----------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON*
              PN
-------- -----------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP No. 970646 10 5                 13G                Page 3 of 9 Pages
---------------------------                          ---------------------------

-------- -----------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Charles F. Willis, IV

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                       (b)  |X|
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
-------- -----------------------------------------------------------------------
                   5     SOLE VOTING POWER
   NUMBER OF                  0
    SHARES       ------- -------------------------------------------------------
 BENEFICIALLY      6     SHARED VOTING POWER
  OWNED BY                    3,110,657 shares which are directly owned by CFW.
    EACH                      Mr. Willis is both a general partner and a limited
  REPORTING                   partner of CFW.
   PERSON        ------- -------------------------------------------------------
    WITH           7     SOLE DISPOSITIVE POWER
                              0
                 ------- -------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER
                              3,110,657 shares which are directly owned by CFW.
                              Mr. Willis is both a general partner and a limited
                              partner of CFW.
-------- -----------------------------------------------------------------------
    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,110,657
-------- -----------------------------------------------------------------------
    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             |_|
------- ------------------------------------------------------------------------
    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              60.7%
------- ------------------------------------------------------------------------
    12   TYPE OF REPORTING PERSON
              IN
-------- -----------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP No. 970646 10 5                 13G                Page 4 of 9 Pages
---------------------------                          ---------------------------

-------- -----------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Austin Chandler Willis 1995 Irrevocable Trust

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                       (b)  |X|
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
-------- -----------------------------------------------------------------------
                   5     SOLE VOTING POWER
   NUMBER OF                  0
    SHARES       ------- -------------------------------------------------------
 BENEFICIALLY      6     SHARED VOTING POWER
  OWNED BY                    3,110,657 shares which are directly owned by CFW.
    EACH                      Mr. Willis is a limited partner of CFW.
  REPORTING      ------- -------------------------------------------------------
   PERSON          7     SOLE DISPOSITIVE POWER
    WITH                      0
                 ------- -------------------------------------------------------
                  8       SHARED DISPOSITIVE POWER
                              3,110,657 shares which are directly owned by CFW.
                              Mr. Willis is a limited partner of CFW.
-------- -----------------------------------------------------------------------
    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,110,657
-------- -----------------------------------------------------------------------
    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             |_|
------- ------------------------------------------------------------------------
    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              60.7%
------- ------------------------------------------------------------------------
    12   TYPE OF REPORTING PERSON
              IN
-------- -----------------------------------------------------------------------

                                                             (Page 5 of 9 Pages)



Item 1(a).       Name of Issuer:

                 Willis Lease Finance Corporation



Item 1(b).       Address of Issuer's Principal Executive Offices:

                 c/o Willis Lease Finance Corporation
                 180 Harbor Drive, Suite 200
                 Sausalito, CA  94965



Item 2(a)-(c).   Name of Person Filing:

                 This statement is being filed by CFW Partners, L.P., a California Limited Partnership whose principal address is c/o Willis Lease Finance Corporation, 180 Harbor Drive, Suite 200, Sausalito, CA 94965. The names, business addresses and citizenships of the general partner and limited partners of CFW are set forth on Exhibit A hereto. Charles F. Willis, IV and Austin Chandler Willis 1995 Irrevocable Trust are each limited partners of CFW. Charles F. Willis, IV is also the general partner of CFW.



Item 2(d).       Title of Class of Securities:

                 Common Stock



Item 2(e).       CUSIP Number:

                 970646 10 5



Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                 Not Applicable

                                                    (Page 6 of 9 Pages)



Item 4.   Ownership.

          CFW

          (a)     Amount beneficially owned:  3,110,657 Shares
          (b)     Percent of class:  60.7%
          (c)     Number of shares as to which such person has:
                   (i)     Sole power to vote or to direct the vote:  3,110,657
                  (ii)     Shared power to vote or to direct the vote:  0
                 (iii) Sole power to dispose or to direct the disposition of: 3,110,657
                  (iv)     Shared power to dispose or to direct the disposition
                           of:  0

          Charles F. Willis, IV

          (a)     Amount beneficially owned:  3,110,657 Shares
          (b)     Percent of class:  60.7%
          (c)     Number of shares as to which such person has:
                   (i)     Sole power to vote or to direct the vote:  0
                  (ii)     Shared power to vote or to direct the vote: 3,110,657
                 (iii)     Sole power to dispose or to direct the disposition
                           of:  0
                  (iv) Shared power to dispose or to direct the disposition of: 3,110,657

          Austin Chandler Willis 1995 Irrevocable Trust

          (a)         Amount beneficially owned:  3,110,657 Shares
          (b)         Percent of class:  60.7%
          (c)         Number of shares as to which such person has:
                   (i)     Sole power to vote or to direct the vote:  0
                  (ii)     Shared power to vote or to direct the vote: 3,110,657
                 (iii)     Sole power to dispose or to direct the disposition
                           of:  0
                  (iv) Shared power to dispose or to direct the disposition of: 3,110,657



Item 5.   Ownership of Five Percent or Less of a Class.

Not Applicable

                                                             (Page 7 of 9 Pages)



Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable



Item 8.   Identification and Classification of Members of the Group.

          Not Applicable



Item 9.   Notice of Dissolution of Group.

          Not Applicable



Item 10.  Certification.

          Not Applicable

                                                             (Page 8 of 9 Pages)



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        CFW Partners, L.P., a California Limited
                                        Partnership


Dated:  February 12, 1997               By:   /s/  Charles F. Willis, IV
                                              ----------------------------------
                                              A General Partner



Dated:  February 12, 1997               /s/  Charles F. Willis, IV
                                        ----------------------------------------
                                        Charles F. Willis, IV



                                        Austin Chandler Willis 1995 Irrevocable
                                        Trust


Dated:  February 12, 1997               By:   /s/  Elizabeth Leatherman
                                              ----------------------------------
                                              Elizabeth Leatherman, as Trustee

                                                             (Page 9 of 9 Pages)




                                    EXHIBIT A


         Set forth below, with respect to the general partner and limited partners of CFW, is the following: (a) name; (b) business address and (c) citizenship.


1.       (a)      Charles F. Willis, IV

         (b)      c/o Willis Lease Finance Corporation
                  180 Harbor Drive, Suite 200
                  Sausalito, CA  94965

         (c)      United States


2.       (a)      Austin Chandler Willis 1995 Irrevocable Trust

         (b)      c/o Willis Lease Finance Corporation
                  180 Harbor Drive, Suite 200
                  Sausalito, CA  94965

         (c)      United States